EURASIAN MINERALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

June 30, 2010

The accompanying unaudited interim consolidated financial statements of Eurasian Minerals Inc. for the three months ended June 30, 2010 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These interim consolidated financial statements have not been reviewed by the Company’s external auditors.

EURASIAN MINERALS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)

	June 30,	March 31,
	2010	2010

ASSETS

Current
Cash and cash equivalents	$15,768,193	$11,095,799
Investments (Note 4)	1,531,283	2,875,968
Receivables	1,314,795	570,836
Prepaid expenses	135,453	150,996
	18,749,724	14,693,599

Restricted cash	164,520	236,558
Equipment (Note 5)	318,391	375,015
Mineral properties (Note 6)	9,825,979	10,109,487
Investment in EBX (Note 7)	114,765	-
Reclamation bonds	277,043	273,583
	$29,450,422	$25,688,242

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$798,452	$718,031
Advances from joint venture partners	561,735	382,874
	1,360,187	1,100,905
Future income tax liability	3,112,304	3,131,547
	4,472,491	4,232,452

Shareholders' equity
Capital stock (Note 8)	37,456,054	31,984,129
Commitment to issue shares (Note 8)	249,497	100,365
Contributed surplus (Note 8)	4,620,484	3,407,896
Accumulated other comprehensive income	9,036	864,848
Deficit	(17,357,140)	(14,901,448)
	24,977,931	21,455,790

	$29,450,422	$25,688,242
Nature of operations and going concern (Note 1)
Subsequent event (Note 12)

On behalf of the Board:

Signed: “David M. Cole”	Director	Signed: “George Lim”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian dollars)
THREE MONTHS ENDED JUNE 30
(Unaudited – Prepared by Management)

	2010	2009

EXPLORATION EXPENDITURES (Note 6)	$2,152,620	$2,193,195
Less: recoveries	(1,175,072)	(1,357,785)
	977,548	835,410

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative services and office costs	114,116	126,520
Amortization	378	2,908
Consulting	357,123	101,155
Investor relations and shareholder information	37,790	119,520
Professional fees	83,807	38,891
Stock-based compensation (Note 8)	1,291,898	277,302
Transfer agent and filing fees	8,311	2,732
	1,893,423	669,028
Loss before other items	(2,870,971)	(1,504,438)

OTHER ITEMS
Foreign exchange gain (loss)	8,197	(207,968)
Gain on sale of investments	643,467	(1,921)
Change in fair value of held-for-trading investments	(162,327)	(13,273)
Loss on dilution of investment (Note 7)	(119,449)	-
Interest income	26,146	53,059
	396,034	(170,103)

Loss before income taxes	(2,474,937)	(1,674,541)
Income tax recovery	19,243	-

Net (loss) for the year	(2,474,937)	(1,674,541)
Deficit, beginning of period	(14,901,446)	(10,191,334)
Deficit, end of period	$(17,357,140)	$11,865,875)

LOSS PER SHARE INFORMATION
Basic and diluted loss per common share	$(0.07)	$(0.05)

Weighted average number of common shares outstanding	35,012,700	28,528,036

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
THREE MONTHS ENDED JUNE 30
(Unaudited – Prepared by Management)

	2009	2009

OPERATING ACTIVITIES

Net loss for the period	$(2,455,694)	$(1,674,541)
Items not affecting cash:
(Gain)/loss on sale of investments	(643,467)	1,921
Change in fair value of held-for-trading investments	162,327	13,273
Loss on dilution of investment	119,449	-
Commitment to issue shares for bonus payments	149,132	66,413
Future income tax recovery	(19,243)	-
Amortization	56,624	25,523
Stock-based compensation	1,291,898	277,302
Change in non-cash working capital items
Receivables	(743,958)	556,743
Prepaid expenses	15,543	23,341
Accounts payable and accrued liabilities	80,420	42,533
Advances from joint venture partner	178,861	(238,612)

Net cash used in operating activities	(1,808,108)	(906,103)
INVESTING ACTIVITIES
Proceeds from sale of marketable securities	1,158,058	3,450
Acquisition of marketable securities	(138,750)	(195,050)
Restricted cash decrease	72,038	-
Reclamation bond increase	(3,460)	-
Other receivables and deposits	-	2,936

Net cash provided by (used in) investing activities	(1,087,887)	(188,664)
FINANCING ACTIVITIES
Proceeds received from private placements	5,280,000	-
Share issuance costs	(32,710)	-
Proceeds on exercise of stock options	145,325	46,000

Net cash provided by financing activities	5,392,615	$46,000
Change in cash and cash equivalents during the period	4,672,394	(1,048,767)
Cash and cash equivalents, beginning of period	11,095,799	8,799,950

Cash and cash equivalents, end of period	$15,768,193	$7,751,183

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND
ACCUMULATED OTHER COMPREHENSIVE INCOME
(Expressed in Canadian dollars)
THREE MONTHS ENDED JUNE 30
(Unaudited – Prepared by Management)

	2010	2009
Loss for the period	$(2,455,694)	$(1,475,650)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale investments	(855,812)	387,341
Comprehensive loss	$(3,311,506)	$(1,088,309)

Accumulated other comprehensive income, beginning of period	$864,848	$127,209
Other comprehensive gain (loss) for the period	(855,812)	387,341
Accumulated other comprehensive income, end of period	$9,036	$514,550

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

1. NATURE OF OPERATIONS AND GOING CONCERN

Eurasian Minerals Inc. (“the Company”) was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 under the name of 33544 Yukon Inc. On October 10, 2001, the Company changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp. and subsequently changed its name to Eurasian Minerals Inc.

The Company’s principal business activities are the acquisition and exploration of mineral properties in Turkey, Haiti, the Kyrgyz Republic, Europe, USA, and the Asia Pacific region. The Company’s continuing operations and the ability of the Company to meet its mineral property commitments are dependent upon the support of present and future joint venture partners and the ability of the Company to raise additional financing.

On January 20, 2010, Eurasian completed the acquisition of Bronco Creek Exploration Inc. (“BCE”) through a Plan of Merger (the “Acquisition”) that resulted in the BCE shareholders receiving 0.3108 common shares of Eurasian in exchange for one common share of BCE. The acquisition resulted in Eurasian issuing 2,127,790 common shares and 1,063,895 non-transferable common share purchase warrants in exchange for 100% of BCE’s issued and outstanding common shares. Each full warrant entitles BCE shareholders to purchase one additional share of the Company until January 29, 2012 at a purchase price of $2.00 per share.

Some of the Company’s mineral exploration activities are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, regulatory and political situations.

The Company is currently exploring and has not yet acquired a mineral property containing reserves that are economically recoverable. In the event the Company completes an acquisition, the recoverability of amounts capitalized for mineral properties is dependent upon the discovery of sufficient economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral properties, the ability of the Company to arrange appropriate financing to complete the development of the mineral properties and upon future profitable production or proceeds from the sale of the mineral properties.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim period consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended March 31, 2010, except that they do not include all note disclosures required for annual audited financial statements, and they include new accounting standards effective in the current period. It is suggested that the interim financial statements be read in conjunction with the annual audited financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

3. NEW AND FUTURE ACCOUNTING STANDARDS

Business Combinations and Related Sections

CICA Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602, “Non-Controlling Interests”, replace Sections 1581, “Business Combinations” and 1600, “Consolidated Financial Statements” respectively and establish a new section for accounting for a non-controlling interest in a subsidiary. The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. These standards are effective April 1, 2011 prospectively, with early adoption permitted. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. These new sections effectively bring Canadian GAAP into line with IFRS. The Company does not expect to adopt these new CICA Handbook sections prior to April 1, 2011. At that point, the Company will begin reporting its financial results under IFRS and therefore

4. ACQUISITION OF BRONCO CREEK EXPLORATION

On January 20, 2010, Eurasian completed the acquisition of Bronco Creek Exploration Inc. (“BCE”) through a Plan of Merger (the “Acquisition”) that resulted in the BCE shareholders receiving 0.3108 common shares of Eurasian in exchange for one common share of BCE. The acquisition resulted in Eurasian issuing 2,127,790 common shares and 1,063,895 non-transferable common share purchase warrants in exchange for 100% of BCE’s issued and outstanding common shares. Each full warrant entitles BCE shareholders to purchase one additional share until January 29, 2012 at a purchase price of $2.00 per share. The warrants were valued using the Black-Scholes option pricing model resulting in a fair value of $845,943 which was included in the total purchase price of $5,291,296.

The Company has a promissory note with BCE of US$500,001, dated August 25, 2006 and repayable in full on August 26, 2011. Before the Acquisition, the Company surrendered the conversion feature of the promissory note. The loss of $50,735 on change of the terms of the promissory note is included in the consideration of acquiring BCE. The purchase price allocation is as follows:

Purchase Price:
Issuance of Eurasian common shares	$4,191,746
Fair value of Eurasian warrants granted	845,943
Transaction costs	253,607

$5,291,296

Purchase Price Allocation:
Cash	$352,311
Receivables	13,745
Reclamation bonds	140,333
Investments	620,055
Mineral properties (Note 6)	8,510,276
Accounts payables and advances	(545,594)
Note payable	(530,799)
Future income tax liability	(3,269,031)

Total Consideration	$5,291,296

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

5. INVESTMENTS

At June 30, 2010, the Company had the following investments:

		Accumulated
		Unrealized
	Cost	Gains (Losses)	Fair Value
Available- for- sale investments
Common shares	$939,502	$269,613	$1,209,115

Held- for- trading investments
Warrants	-	179,570	179,570
Common shares	260,300	(80,702)	179,598
	260,300	98,868	359,168
Total investments	$1,199,802	$1,379,911	$1,531,283

During the three months ended June 30, 2010, the Company recorded an unrealized gain of $162,327 on common shares designated as available-for-sale. The Company acquired common shares and common share purchase warrants during the previous year on acquisition of BCE and acquired common share purchase warrants on participation in a private placement, and these are designated as held-for-trading. Accordingly the change in fair value has been recorded in the net loss for the period. The total loss on held-for-trading investments for the three months ended June 30, 2010 is $162,327.

6. EQUIPMENT

	June 30, 2010			March 31, 2010
		Accumulated	Net		Accumulated	Net Book
	Cost	Amortization	Book Value	Cost	Amortization	Value
Equipment	$729,759	$411,368	$375,015	$729,844	$354,829	$375,015

During the three months ended June 30, 2010 amortization of $56,246 has been included in exploration expenditures.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES

The Company has capitalized the following acquisition costs on its mineral properties as at June 30, 2010:

Mineral properties
	June 30, 2010	March 31, 2010
Sisorta property, Turkey	$-	$283,508
Golcuk property, Turkey	34,674	34,674
Biga Peninsula, Turkey	153,960	153,960
Beyoluk, Turkey	68,191	68,191
Trab, Turkey	78,587	78,587
Gezart property, Kyrgyz Republic	39,000	39,000
Akoguz property, Kyrgyz Republic	-	-
Grand Bois property, Haiti	2,140,720	2,140,720
Grand Bois property, recoveries	(1,216,100)	(1,216,100)
Pikkujarvi, Sweden	16,671	16,671
Cathedral Well, NV, USA	680,822	680,822
Copper Springs, AZ, USA	1,276,541	1,276,541
Courtland East, AZ, USA	42,551	42,551
Hardshell Skarn, AZ, USA	170,206	170,206
Jasper Canyon, AZ, USA	382,962	382,962
Mesa Well, AZ, USA	510,617	510,617
Middle Mountain, AZ, USA	425,514	425,514
Mineral Hill, WY, USA	425,514	425,514
Park-Sayler, AZ, USA	340,411	340,411
Red Hills, AZ, USA	510,617	510,617
Richmond Mountain, NV, USA	425,514	425,514
Silver Bell, AZ, USA	765,924	765,924
Superior West, AZ, USA	1,914,812	1,914,812
Yerington, NV, USA	638,271	638,271

	$9,825,979	$10,109,487

On January 20, 2010, Eurasian acquired Bronco Creek Exploration Ltd. (Note 4) and as part of that transaction acquired exploration properties totalling $8,510,276 in Arizona, Wyoming, and Nevada, USA. The values attributed to these properties are disclosed in the table above.

Prior to May 21, 2010, the Company held the Sisorta mineral property in Turkey through its wholly owned Turkish subsidiary EBX Madencilik Ltd. Sti (“EBX MAD”). EBX MAD was wholly owned by EBX (BVI) Ltd. (“EBX BVI”), a British Virgin Islands wholly owned subsidiary of the Company. The Company originally purchased the Sisorta property through registered Turkish authorities via auction in fiscal 2004 for $283,508. Pursuant to a Farm-In Agreement (“the Agreement”) dated October 26, 2007, the Company gave an option to Chesser Resources Ltd. (“Chesser”) to earn 51% interest in the Sisorta property. Chesser completed the earn-in and was awarded 51% of EBX BVI by way of issuance of 3,142.6186 common shares of EBX BVI on May 21, 2010. The Company previously accounted for EBX BVI under the consolidation method as they held complete ownership of the subsidiary. Since Chesser has earned a controlling interest in EBX BVI the Company is now accounting for their 49% interest using the equity method of accounting. During the current period, the Company recorded a loss on dilution of investment of $119,449 pursuant to the change in ownership.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d..)

Exploration expenditures

During the three months ended June 30, 2010, the Company incurred the following exploration expenditures which were expensed as incurred:

	Turkey &			Asia
	Caucasus	Europe	Haiti	Pacific	USA	Other	Total
Personnel – consultants/employees	196,952	118,800	274,148	189,888	166,960	9,093	955,842
Assays	69,518	10,295	7,766	2,406	41,560	-	131,545
Field supplies	41,669	15,576	101,066	1,744	42,467	3,779	206,301
Drilling	-	-	-	-	77,115	-	77,115
Fees and permits	16,451	-	4,513	17,651	107,826	12,330	158,771
Administration	33,164	33,059	60,675	4,921	49,539	2,742	184,100
Vehicles	9,500	10,130	118,638	448	-	-	138,716
Legal	32,898	-	302	13,708	-	-	46,908
Travel	24,776	20,557	86,360	15,739	33,360	5,751	186,542
Geophysics	-	-	-	1,195	65,586	-	66,781

Subtotal	424,928	208,417	653,467	247,700	584,413	33,694	2,152,620
Recoveries	(230,123)	-	(545,765)	-	(399,185)	-	(1,175,072)
Net exploration expenditures	194,806	208,417	107,703	247,700	185,228	33,694	977,548

Kyrgyz Republic licenses

Kyrgyz Republic exploration licenses are two year renewable licenses subject to fulfilling a one year expenditure commitment. The Company currently has three exploration licenses.

Sweden licenses

The Company has been granted six exploration permits (Pikkujarvi Nos. 1, 2, 3, and 4, Puoltsa No. 10 and Kalixfors No.1) covering approximately 213.5 square kilometers in the area south of Kiruna, Northern Sweden.

Turkish exploration licenses

The Company has acquired numerous exploration licenses in Turkey. There are no specific spending commitments, but quarterly reports must be filed.

Sisorta Joint Venture

On October 26, 2007, Eurasian signed a definitive agreement (“Agreement”) to joint venture the Sisorta gold project with Chesser Resources Limited, (“Chesser”). The terms and conditions of the Agreement are as follows:

(a)	Chesser will issue 500,000 shares (received) and pay US$100,000 (received) on execution of the agreement.
(b)

Chesser may earn up to 51% in the property by spending US$4,000,000 over a three year period of which US$750,000 is a firm year one commitment (on August 6, 2009, Chesser gave the Company notice of its completion of the Stage One Earn-In Commitment).

(c)	Chesser will issue an additional 1,000,000 shares (received) and pay US$100,000 (received) on October 26, 2008 and 1,500,000 shares and US$100,000 on October 26, 2009 (received).
(d)

Chesser may subsequently earn a 70% interest in the project by sole funding exploration to delivery of a bankable feasibility study over the subsequent 5 years, with yearly cash payments of US$100,000. (Chesser has declined such earn-in).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d..)

Chesser completed the earn-in and was awarded 51% of EBX BVI by way of issuance of 3,142.6186 common shares of EBX BVI on May 21, 2010.

As Chesser has opted to move to the co-funded joint venture arrangement, the Company now has the option to either participate or dilute down to 10%, at which point triggering conversion to a 3% NSR that can be further reduced to a 2% NSR through payment of US$1,500,000 by Chesser. A formal decision by the Company to participate or dilute down is currently being finalized.

Akarca, Samli, Elmali Joint Venture

On December 23, 2008, the Company signed an option and joint venture agreement (the "Agreement") on the Akarca, Samli, and Elmali properties in Turkey (the "Properties"), with a subsidiary of Centerra Gold Inc. ("Centerra"), a Canadian gold mining and exploration company.

The two companies have entered into an Agreement in which Centerra has exclusive rights to earn up to a 70% interest in the subject properties in two phases, as given by the following terms and conditions.

- Phase One. Centerra shall have the right to earn a 50% interest by making US$5,000,000 in exploration expenditures over 3 years as follows:

  US$750,000 (incurred) by December 23, 2010,
  US$1,500,000 by December 23, 2011,
  US$2,750,000 by December 23, 2012.

As part of the Agreement, Centerra reimbursed the Company for expenditures incurred on the properties from August 2008 up to the signing date of the Agreement. In addition, upon completion of the Phase One earn-in requirements, Centerra will also be required to pay the Company US$1,000,000 within 30 days.

- Phase Two. Centerra may earn an additional 20%, bringing the total to 70%, in the properties by spending a further US$5,000,000 in exploration expenditures over two years.

Once ownership is vested in the projects, each partner must contribute or dilute. Should a partner dilute to 10%, its ownership is converted to a 4% NSR, which may be reduced to a 2% NSR by the payment of US$4,000,000 by the non-diluting party.

Dedeman Agreement

On August 7, 2007, the Company entered into an agreement with Dedeman Madencilik San.Vetic.A.S. (“Dedeman”) on the Aktutan exploration property. Dedeman will make a US$40,000 advance royalty payment to the Company prior to August 7, 2008, US$60,000 prior to August 7, 2009 and US$100,000 prior to August 7, 2010 and thereafter for as long as they hold the property. Dedeman has drilling and expenditure commitments over the first three years of the agreement depending on results. The Company will retain a 4% uncapped net smelter royalty and can reacquire the property if Dedeman decides to relinquish it. As of June 30, 2010, the US$40,000 advance royalty payment due by August 2008 and US$60,000 due August 2009 was not received. Due to the recent downturn in the global markets, the Company and Dedeman have agreed to prorate the payments in order to work together to advance the property. During the previous year the Company received three installments of US$3,500, US$5,000, and US$10,000 leaving a balance owing of US$81,500.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d..)

In November 2006 the Company through its wholly owned subsidiary, Eurasia Madencilik Ltd. Sti, completed an exchange of mineral properties with Dedeman. The Company transferred its Balya and Sofular lead-zinc properties to Dedeman in exchange for the Alankoy gold-copper property. Dedeman is to make a US$100,000 advance royalty payment (paid) to the Company for the Balya property prior to the first anniversary of the agreement. Dedeman is also committed to drill a minimum of 12 exploration holes for a total of 3,000 meters during the first year and incur expenditures of US$500,000 in year 2 (incurred) and US$1,000,000 in year 3 (incurred). The Company retains a 4% net smelter royalty and a reversionary right to re-acquire the property if Dedeman decides to relinquish the license or does not meet its work commitment. Dedeman also acquired the Sofular properties but the Company retains a 3% net smelter royalty on the properties and a reversionary interest in the properties should Dedeman decide to relinquish one or more of them.

Dedeman has the right to purchase the 3% royalty at any time for US$1,000,000. The Company made a US$100,000 advance royalty payment to Dedeman for the Alankoy property in May 2008. Dedeman retains a 3% net smelter royalty on the property and a reversionary right to re-acquire the property should the Company decide to relinquish the license. The Company retains the right to purchase Dedeman’s 3% royalty for US$1,000,000 at any time.

Haiti exploration permits

La Miel Joint Venture

In July 2006, the Company acquired the La Mine and La Miel gold projects in Haiti. The acquisition cost was the annual land fee payment which is based on a standard fee per hectare, which was nominal. On April 18, 2008, the Company and Newmont Ventures Limited (“Newmont”) entered into a joint venture (“JV”) for the La Miel project in Haiti, whereby Newmont can earn a 65% participating interest in the La Miel JV on or before six years from April 18, 2008 by either (i) completing a feasibility study which identifies a minimum resource containing at least 3,000,000 ounces of gold (subject to NI 43-101 resource and reserve reporting requirements) or (ii) solely funding the first US$30,000,000 in JV expenditures (“Venture Expenditures”), whichever comes first, as outlined below:

  US$1,000,000 (incurred) on or before April 18, 2009
  An additional US$2,000,000 (incurred) on or before April 18, 2010
  An additional US$3,000,000 on or before April 18, 2011
  An additional US$4,000,000 on or before both April 18, 2012 and April 18, 2013
  An additional US$16,000,000 on or before April 18, 2014 until completion of the La Miel earn-in.

Thereafter, the Company may elect to either (i) fund its share of the Venture Expenditures, (ii) have the JV be entirely carried by Newmont, or (iii) not contribute to subsequent programs and budgets and dilute its interest.

If the Company elects to have Newmont fund the project through to production, Newmont will solely fund 100% of Venture Expenditures until commencement of commercial production and Newmont’s participating interest would be increased by 5% to a total of 70%. Upon commencement of commercial production Newmont shall recover all Venture Expenditures made on the Company’s behalf, plus interest at LIBOR plus 4 percentage points, from 80% of the Company’s share of dividends or distribution of earnings from the venture.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

If the Company elects not to participate in financing the Venture Expenditures, the Company may immediately withdraw from the La Miel JV and convert its participating interest to a 3.5% NSR and receive an advance annual minimum royalty of US$1,000,000 which shall be credited against future royalty payments to be paid to the Company. If the Company elects to fund its share of Venture Expenditures and elects not to convert to a royalty or be carried through to production, each party shall carry its proportionate share of expenditures. Any election to not contribute by either party will be subject to standard dilution.

Within 30 days following completion of the La Miel earn-in, Newmont shall pay the Company a one time bonus of US$2,000,000. Within 30 days following the commencement of commercial production on the La Miel project, Newmont shall pay the Company an additional one-time bonus of US$2,000,000.

Regional Strategic Alliance

On April 18, 2008, Newmont and the Company reached an agreement to conduct a regional gold exploration program, with the Company as the operator. Newmont will contribute technical support and advice and the Company will provide staffing and logistical support. The companies will combine their regional exploration databases. During the first year, Newmont and the Company will contribute US$750,000 and US$250,000 respectively (completed), in regional exploration funding. Newmont will provide 65% of future regional exploration funding with the Company providing 35%.

Upon spending US$200,000 on a specific exploration area, the Company has the right to establish that area (defined as not greater than 500 square kilometers) as a “Designated Project” candidate, at which time Newmont may choose to advance the project to Designated Project status or decline. If accepted, Newmont can earn an initial 70% interest in a Designated Project by completing a Feasibility Study or solely funding the first US$10,000,000 in Designated Project expenditures on or before six years from the effective date of April 18, 2008, whichever comes first. In the event Newmont declines, the Company is free to advance that property on its own terms with no further obligation to Newmont.

Grand Bois Joint Venture

On December 22, 2008 the Company, through its Haitian subsidiary Ayiti Gold Company S. A., purchased a 100% interest in the Grand Bois property from Société Minière Citadelle S.A. and La Geominerale d’Haiti S.A. (together “SMC”), subject to making the payments as outlined below under the Purchase Agreement (the "Agreement"):

  The Company is required to pay SMC US$1,000,000 (paid) subject to certain deductions required to maintain the property in good standing.
  On January 21, 2010, the Company has the option to pay SMC the equivalent of US$1,000,000 as follows:
  US$750,000 in cash or the Company’s stock and US$250,000 in cash (incurred on January 20, 2010).
  Upon completion of a feasibility study, the Company has the option to pay SMC the equivalent of
  US$3,000,000 in either the Company’s stock or cash, or any combination thereof.
  SMC retains a 20% net profits interest. The Company has the option at any time to purchase SMC's net profits interest for US$15,000,000.

The Agreement to acquire the Grand Bois property from SMC is subject to the Company’s Strategic Venture Agreement with Newmont. Newmont has elected to include the Grand Bois property in a "Designated Project" venture, and work on the property will be governed by a Designated Projects Joint Venture Agreement. Newmont is responsible for all expenditures on the project until such time as it earns its interest.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Newmont can earn a 65% interest in the Property by choosing to either:

  Fund 100% of the initial US$10,000,000 of expenditures on the project by December 22, 2014, or
  Complete a positive feasibility study on the property by December 22, 2014.

Newmont has reimbursed the Company for the initial US$1,000,000 payment to SMC. The Company made the second US$1,000,000 payment on the first anniversary of the Agreement. If Newmont continues to work towards its earn-in after the second anniversary of the Agreement, then Newmont will reimburse the Company for this second US$1,000,000 payment. After Newmont earns a 65% interest in the project, the Company has 120 days to elect one of three options: a) fund its proportionate share of expenditures for the program; b) let Newmont fund the Company’s share of expenditures to production in exchange for receiving an additional 5% interest in the project up to 70%; or c) convert its 35% interest to a 3.5% NSR royalty and receive annual US$1,000,000 advance minimum royalty payments.

La Mine Designated Project

On August 24, 2009 Newmont increased its participation in the Company's Treuil and La Mine licenses by electing them as a Designated Project (collectively the La Mine Designated Project) in accordance with the Eurasian-Newmont Strategic Venture Agreement. Newmont may earn a 65% participating interest in the La Mine Joint Venture (JV) by (i) completing a Feasibility Study which reports a minimum reserve containing at least 2,000,000 ounces of gold (subject to NI 43-101 classification requirements) or (ii) solely funding the first US$20,000,000 in venture expenditures on or before six years from the date the government issues the mining convention and exploration licenses, whichever comes first, in accordance with the following minimum expenditures (the "La Mine Earn-in"):

  US$1,000,000 on or before the first anniversary
  An additional US$2,000,000 on or before the second anniversary
  An additional US$3,000,000 on or before the third anniversary and each subsequent anniversary until completion of the La Mine Earn-in.

Romanian license

The Company has one exploration license and two prospecting permits in Romania. Geologic mapping, geochemical sampling, and geophysical surveys were carried out at the Sopot and Caraci-Birtin projects during the last year. The results from this work did not return sufficiently encouraging results to justify continuation of the program in Romania. The administrative process of relinquishing the licenses and liquidating the local subsidiary company is nearing completion.

Bronco Creek Exploration Licenses

Cathedral Well Property and Richmond Mountain Property

The Cathedral Well property is located in White Pine County, Nevada. The Company owns a 100% interest in 251 unpatented federal mining claims, located on BLM and National Forest lands, comprising 1978 hectares. The Richmond Mountain property is located in the Eureka Mining District, east of the town of Eureka, Nevada. The Company owns a 100% interest in 231 unpatented federal mining claims, located on lands administered by the BLM, comprising 1,899 hectares.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

By Option Agreement dated December 12, 2008, the Company granted to Fargo Resources Incorporated, a wholly-owned subsidiary of Eldorado Gold Corporation (“ELD”), a right to acquire a 100% interest in either property for the following considerations of:

Cash payments totaling US$1,133,916 for Cathedral Well and US$1,362,989 for Richmond Mountain on or before December 8, 2012 (US$133,916 received for Cathedral Well and US$137,989 received for Richmond Mountain.)

The Company will receive additional considerations on the milestones noted below:

  US$2 for each troy ounce of measured and indicated gold resources within 10 days of delivery of a NI 43- 101 compliant technical report;
  US$2 for each troy ounce of proven and probable gold reserves within 10 days of commencement of commercial production; and
  a 2% net smelter royalty.

Incurring exploration expenditures totaling US$1,766,084 for Cathedral Well and US$1,762,011 for Richmond Mountain on or before December 8, 2012.

If ELD has satisfied the required work expenditures and the initial and second years cash payments, ELD may elect to terminate the Option Agreement and receive a 0.5% net smelter royalty.

If ELD has satisfied work expenditures totaling US$1,766,084 and made cash payments totaling US$358,916 on or before December 8, 2012, then in lieu of paying the Company US$1,000,000 and exercising the option, ELD may elect to either acquire a 51% interest and form a joint venture, or receive a 2% net smelter royalty.

Copper Springs, Globe-Miami District, Arizona

The Copper Springs property is located in the Globe-Miami District. Mineral rights are held by 250 federal unpatented mining claims located on National Forest and private, split estate lands and 1 Arizona State exploration permit comprising 2,229 hectares.

The project consists of a 100% interest in the mineral rights subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Copper Springs property, for consideration of:

  Advanced royalty payments totaling US$705,000 on or before August 26, 2014 (US$30,000 received) and US$200,000 on or before each anniversary thereafter.
  Issuance to the Company of 3,000,000 common shares of GEO capital stock and 1,200,000 warrants to purchase GEO common shares on or before August 26, 2012 (200,000 shares and 100,000 warrants received).
  Incurring US$2,750,000 of exploration expenditures on or before August 26, 2014 and US$400,000 on or before each anniversary thereafter.

The Company retains a 2.5% net smelter royalty, of which 0.5% may be purchased as follows:

  Initial 0.25% NSR may be purchased for US$1,500,000 any time prior to completion of a feasibility study;
  an additional 0.25% NSR may be purchased for US$3,500,000 any time prior to commercial production

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Courtland East Property

The Courtland East property is located on the east side of the Turquoise mining district. Mineral rights are held by 18 unpatented mining claims located on private, split estate land, and 1 Arizona state exploration permit comprising 290 hectares.

The Company owns a 100% interest in the Courtland East property. The property was previously subject to option agreements with Q-Gold Resources Ltd. (“QGR”) and Discovery Harbour, a capital pool corporation. The property is not presently subject to any option agreement.

Hardshell Skarn Property

The Hardshell Skarn property is located approximately 5.5 kilometers southeast of the town of Patagonia, Arizona. Mineral rights are held by 16 unpatented federal mining claims located on Coronado National Forest lands comprising 118 hectares.

The Company owns a 100% interest in the Hardshell Skarn property. The property is not presently subject to any option agreement.

Jasper Canyon Property

The Jasper Canyon property is located at the northeast end of the Globe-Miami district. The property is accessed from good gravel roads leading east from Arizona state highway 88.

The Company controls a 100% interest in 160 unpatented mining claims located on Tonto National Forest, comprising 1,289.3 hectares. The property is not presently subject to any option agreement.

Mesa Well Property

The Mesa Well property is located in the northwestern foothills of the Pinaleno Mountains, approximately 33 kilometers north of Wilcox, Arizona. Mineral rights are held by 6 Arizona State Exploration Permits comprising 1307.9 hectares.

The Company owns a 100% interest in the Mesa Well property. The property was previously subject to option agreements granted to Bell Resources Corporation (“BL”) and Q-Gold Resources Ltd. (“QGR”). The property is not presently subject to any option agreement.

Middle Mountain Property

The Middle Mountain property is located approximately 11kilometers southeast of the town of Florence, Arizona. Mineral rights are held by 44 federal unpatented mining claims located on BLM and split estate lands and 11 Arizona State Exploration Permits comprising 2,839 hectares.

The Company owns a 100% interest in the mineral rights subject to a Mining Lease dated March 4, 2008 and a subsequently amended and Restated Mining Lease and Option Agreement dated November 12, 2009, whereby the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Middle Mountain property, for the consideration of:

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

  Advanced royalty payments totaling US$705,000 (US$80,000 received) on or before June 15, 2013, and US$200,000 on or before each anniversary thereafter.
  Issuance to the Company of 800,000 common shares of GEO capital stock on or before June 15, 2012 (150,000 shares received).
  Incurring US$2,000,000 in exploration expenditures on or before June 15, 2013, and US$500,000 on or before each anniversary thereafter.

The Company retains a 2.5% net smelter royalty, of which 0.5% may be purchased for US$1,000,000 any time prior to the 7th anniversary of the Amended and Restated Mining Lease and Option Agreement.

By Option Agreement, dated November 12, 2009, GEO granted to Inmet Mining Corporation (“IMN”) an option to earn a 70% interest in the property.

By Amending Agreement No.1, dated June 14, 2010, the Company granted to GEO an extension to the exploration expenditures, cash payments, and transfer of GEO shares due June 15, 2010, until completion of the ongoing drill program.

Mineral Hill Property

The Mineral Hill property is located in the Hurricane Mining District, in the Black Hills of northeastern Wyoming, approximately 23 kilometers east of Sundance, Wyoming. The property consists of 67 unpatented mining claims staked by BCE on lands administered by the Black Hills National Forest comprising 473 hectares.

The Company owns a 100% interest in the claims staked by BCE, subject to a Pooling Agreement dated July 31, 2009 whereby the Company “pooled” its interest in the mining claims with Mineral Hill LP who owns a 100% interest in 20 patented mining claims and 10 unpatented federal mining claims comprising 149.7 hectares that adjoin the Company’s property. The Agreement stipulates that considerations received from any third party, including lease payments, stock distribution, and royalties be divided as to 40% BCE and 60% Mineral Hill LP. Until such time as a third party has paid a total of US$5,000,000 in proceeds to BCE and Mineral Hill LP, all further considerations will be divided as to 30% BCE and 70% Mineral Hill LP.

By a Mining Lease Agreement dated May 10, 2010, the Company granted Golden Predator Mines US Incorporated, (“GPD”) a 100% interest in the pooled Mineral Hill property, for the following considerations of:

  Yearly Advanced Minimum Royalty payments totaling US$495,000 on or before May 10, 2015 (US$30,000 received), and US$150,000 on or before each anniversary thereafter until commencement of production.
  Issuance to the Company of 500,000 common shares of GPD capital stock on or before November 13, 2014.
  Incurring US$1,550,000 of exploration expenditures on or before December 31, 2012, and US$750,000 on or before each anniversary thereafter until the commencement of production..

GPD can earn a 2.5% to 6% sliding scale Net Smelter Royalty on gold depending on gold prices and a 3% Net Smelter Royalty for all other minerals. Any minerals that do not produce a Net Smelter Royalty, the royalty shall be 3% of the gross revenues from production.

Park-Sayler, Sacaton, Property

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

The Park-Sayler property is located approximately 6 kilometers northwest of the town of Casa Grande, Arizona and lies adjacent to the historic Sacaton open pit mining operation. Mineral rights are held by 1 Arizona State Exploration Permit comprising 63.7 hectares.

The Company owns a 100% interest in the Park-Sayler property. The property is not presently subject to any option agreement.

Red Hills Property

The Red Hills property is located approximately 8.5 kilometers east of the town of Florence, Arizona. Mineral rights are held by 250 federal unpatented mining claims, located on BLM and split estate lands, and 5 Arizona state exploration permits comprising 3,304 hectares.

The Company owns a 100% interest in the mineral rights subject to a Mining Lease dated August 4, 2008 and a subsequent Amended and Restated Mining Lease and Option Agreement dated November 12, 2009, whereby the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Red Hills property, for the consideration of:

  Advanced royalty payments totaling US$705,000 on or before June 15, 2013 (US$80,000 received), and US$200,000 on or before each anniversary thereafter.
  Issuance to the Company of 800,000 common shares of GEO capital stock on or before June 15, 2012 (150,000 shares received
  Incurring US$2,000,000 of exploration expenditures on or before June 15, 2013, and US$500,000 on or before each anniversary thereafter.

The Company retains a 2.5% net smelter royalty, of which 0.5% may be purchased for US$1,000,000 at any time prior to the 7th anniversary of the Amended and Restated Mining Lease and Option Agreement.

By Option Agreement, dated November 12, 2009, GEO granted to Inmet Mining Corporation (“IMN”) an option to earn a 70% interest in the property. By Amending Agreement No.1, dated June 14, 2010, the Company granted to GEO an extension to the exploration expenditures, cash payments, and transfer of GEO shares due June 15, 2010, until completion of the ongoing drill program.

Silver Bell West, Silver Bell District, Arizona

The Silver Bell West property is located in the Silver Bell District, Arizona. The property is accessed from well-maintained county paved and gravel roads from the town of Marana, Arizona. Mineral rights are held by 188 federal unpatented mining claims, located on BLM and private, split estate lands, comprising 1,520 hectares.

The Company owns a 100% interest in the mineral rights subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Silver Bell West property, for consideration of:

  Advanced royalty payments totaling US$705,000 on or before August 26, 2014 (US$30,000 received), and US$200,000 on or before each anniversary thereafter.
  Issuance to the Company of 800,000 common shares of GEO capital stock on or before August 26, 2014 (50,000 shares received).
  Incurring US$2,000,000 of exploration expenditures on or before August 26, 2014, and US$500,000 on or before each anniversary thereafter.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

The Company retains a 2.5% net smelter royalty, of which 0.5% may be purchased for US$1,000,000 any time prior to the 7th anniversary of the agreement.

Superior West Project

The Superior West property is located in the Pioneer Mining District, west of the town of Superior, Arizona. The property consists of 250 federal unpatented mining claims staked by BCE, located on Tonto National Forest lands comprising 2,190 hectares and 14 unpatented federal mining claims under option from Carouso and Sparks comprising 117 hectares. The Company owns a 100% interest in the mineral rights on mining claims staked by BCE and by an Option Agreement dated, July 1, 2009, an option to earn a 100% interest in the Carouso Sparks property, for the following consideration of:

  Cash payments totaling US$1,000,000 on or before July 31, 2014 (US$30,000 received).

Carouso and Sparks retain a 2% NSR Royalty, 1% of which may be purchased for US$2,000,000 in 0.5% increments.

By Earn-In Agreement dated July 31, 2009, the Company granted Freeport-McMoran Exploration Corporation (“FMI”) two separate rights to acquire a 51% and a 19% interest in the Superior West property, for consideration of:

  For an initial 51% interest, cash payments of US$510,000 (US$10,000 received) on or before July 31, 2014, and incurring US$4,500,000 of exploration expenditures on or before July 31, 2014.
  Making all property and option payments on behalf of the Company to Caruso and Sparks until FMI and the Company have vested in the Option Property.

Upon completion of the first option, FMI may acquire an additional 19% by sole funding and delivering a feasibility study adequate for an industry standard engineering procurement and construction contract and making a US$500,000 payment to the Company. At any time between the initial 51% earn-in by FMI and the delivery of a feasibility study, the Company may elect a Royalty Option, whereby the Company will forfeit its interest in the property to FMI in exchange for:

  a 2% NSR Royalty over the Company’s property;
  a 1% NSR Royalty over the Option Property; and
  Advanced Minimum Royalty Payments of US$200,000 per 12-month period.

If after earn-in by FMI, the Company does not elect the Royalty Option, a Joint Venture will be formed.

Yerington West Property

The Yerington West property, also known as the Roulette property, is located in the Yerington Mining District, approximately 13 kilometers west of Yerington, Nevada. Mineral rights are held by 214 unpatented federal mining claims located on lands administered by the BLM comprising 1,763 hectares.

The Company owns a 100% interest in the property. By a Letter of Intent dated April 10, 2008 with Telka Gold Corp., renamed Honey Badger Exploration Inc. (“TUF”), the Company granted to Honey Badger the right to acquire a 75% interest. Honey Badger released the rights to acquire the 80% interest on September 24, 2009. Under the Agreement the Company received US$10,000 cash.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

By Option Agreement, dated Sept. 24, 2009, the Company granted Entrée Gold Incorporated, (“ETG”) the right to acquire an 80% interest in the Yerington West property, for the following considerations of:

  Cash payments totaling US$140,000 on or before November 13, 2011 (US$90,000) received).
  Issuance to the Company of 85,000 common shares of ETG capital stock on or before November 13, 2011 (50,000 shares received).
  Incurring US$1,000,000 of exploration expenditures on or before November 13, 2012.
  Advanced Production Payments of US$375,000 on or before November 13, 2019.
  Delivery of a bankable feasibility study on or before November 13, 2019.

In lieu of making Advance Production Payments in years 5 through 10, ETG may elect to either:

1)	make annual exploration expenditures in excess of US$325,000; or
2)	have ETG’s participating interest reduced by 4%.

Upon delivery of a Bankable Feasibility Study and exercise of ETG’s option a Joint Venture will be formed. If either party dilutes below a 10% participating interest, the party’s interest will convert to a 2.5% Net Smelter Royalty. 1.5% of the royalty is purchasable for US$4,500,000.

8. CAPITAL STOCK

Authorized

An unlimited number of common and preferred shares without par value.

Issued and outstanding common shares

	Number	Stated	Contributed
	of Shares	Amount	Surplus
Balance as at March 31, 2010	34,265,822	$31,984,129	$3,407,896

Private placements	2,400,000	5,280,000
Shares issued on exercise of stock options	113,500	145,325
Reclassify fair value of options exercised from contributed surplus		79,310	(79,310)
Stock based compensation			1,291,898
Share issue costs		(32,710)
Balance as at June 30, 2010	36,779,322	$37,456,054	$4,620,484

On June 9, 2010 the Company completed a non-brokered private placement financing of $5,280,000 by issuing 2,400,000 shares at $2.20 per share. The shares are subject to restrictions on resale until October 10, 2010. Newmont Mining Corporation of Canada Limited, a wholly-owned subsidiary of Newmont Mining Corporation (NYSE: NEM), purchased 2,000,000 shares at $2.20 per share and the International Finance Corporation, a member of the World Bank Group, purchased 400,000 shares at $2.20 per share.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

8. CAPITAL STOCK (cont’d)

Stock options

The Company adopted a stock option plan (“the Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant. During the three months ended June 30, 2010, the change in stock options outstanding was as follows:

		Weighted Average
	Number	Exercise Price

Balance as at March 31, 2010	2,245,001	1.38
Granted	1,103,000	2.18
Exercised	(113,500)	1.28
Cancelled / expired	(4,500)	1.38

Balance as at June 30, 2010	3,230,001	$1.56

The following table summarizes information about the stock options which were outstanding and exercisable at June 30, 2010:

	Number	Exercise	Expiry
Date Granted	of Options	Price	Date
May 1, 2006	275,334	1.20	May 1, 2011
October 1, 2006	70,000	0.80	October 1, 2011
May 10, 2007	295,000	1.35	May 10, 2012
May 22, 2007	6,667	1.40	May 22, 2012
June 1, 2007	75,000	1.63	June 1, 2012
June 21, 2007	500,000	1.81	June 21, 2012
September 20, 2007	10,000	1.70	September 30, 2012
November 7, 2007	20,000	1.79	November 7, 2012
April 22, 2008	10,000	1.66	April 22, 2013
September 18, 2008	460,000	1.00	September 18, 2013
December 19, 2008	10,000	1.00	December 19, 2013
May 22, 2009	195,000	1.20	May 22, 2014
February 8, 2010	200,000	1.74	February 8, 2015
May 7, 2010	1,080,000	2.18	May 7, 2015
June 7, 2010	23,000	2.05	June 7, 2015

Total	3,230,001

Stock-based compensation

During the three months ended June 30, 2010, the Company recorded stock-based compensation of $1,291,898 (2009 - $277,302) with the offsetting amount credited to contributed surplus. The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

8. CAPITAL STOCK (cont’d)

Risk free interest rate	2.80%
Expected life (years)	5.0
Expected volatility	62%
Dividend yield	0

Warrants

During the three months ended June 30, 2010, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price

Balance as at March 31, 2010	4,258,527	$2.55
Expired	(1,275,000)	2.50

Balance as at June 30, 2010	2,983,527	$2.57

As at June 30, 2010, the following share purchase warrants were outstanding:

	Number	Exercise
	of Warrants	Price	Expiry Date
Acquisition of Bronco Creek – January 29, 2010	1,063,895	$2.00	January 29, 2012
Private Placement – March 12, 2010	1,919,632	$2.88	February 19, 2015

9. RELATED PARTY TRANSACTIONS

During the three months ended June 30, 2010, the Company paid or accrued $261,331 (2009 – $147,813) to directors or companies controlled by directors for services supplied by them for investigation and exploration activities and management and administration services. Of this amount, $178,172 is included in consulting costs and $83,160 is included in administrative services and office costs for administrative services which include: a chief financial officer, a corporate secretary, accounting staff and office space. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

As at June 30, 2010, a total of $5,855 (2009 - $1,349) was included in accounts payable and accrued liabilities which was due to related parties and a total of $10,000 (2009 - $10,000) due from related parties was included in accounts receivable. These balances are non-interest bearing and are due on demand. Due to related parties consists of amounts owed to directors and officers and owed to companies which have at least one director in common with the Company.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

10. SEGMENTED INFORMATION

The Company operates solely within the exploration industry. At June 30, 2010, the Company had equipment and mineral properties located geographically as follows:

		Mineral
June 30, 2010	Equipment	Properties

Canada	$78,980	$-
United States of America	7,617	8,510,276
Turkey	95,040	335,412
Haiti	81,596	924,620
Kyrgyz Republic	55,158	39,000
Sweden	-	16,671

	$318,391	$9,825,979

		Mineral
March 31, 2010	Equipment	Properties

Canada	$84,045	$-
United States of America	7,617	8,510,276
Turkey	134,207	618,920
Haiti	88,341	924,620
Kyrgyz Republic	60,805	39,000
Sweden	-	16,671

	$375,015	$10,109,487

11. RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS

The Company is a junior exploration company and considers items included in shareholders’ equity as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has no source of revenues. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at June 30, 2010, the Company had working capital of $17,429,610 and shareholders’ equity of $25,048,055. Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements sell assets or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

11. RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (cont’d …)

Fair Value

Marketable securities are carried at fair value using a level 1 fair value measurement. Warrants are carried at fair value using a level 2 fair value measurement. The carrying value of receivables and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

Financial instruments measured at fair value on the balance sheet are summarized in levels of fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$15,768,193	$-	$-	$15,768,193
Marketable securities	1,388,713	-	-	1,388,713
Restricted cash and reclamation	441,563			441,563
bonds
Warrants	-	179,570	-	179,570

Total	$17,598,469	$179,570	$-	$17,778,039

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents. This risk is minimized by holding the funds in Canadian banks or with Canadian treasury bills. The Company has minimal accounts receivable exposure.

Interest rate risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates do not have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the June 30, 2010 portfolio values every 10% increase or decrease in the share prices of these companies would have impacted other comprehensive income, up or down, by approximately $17,658 before income taxes.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
June 30, 2010
(Unaudited – Prepared by Management)

11. RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (cont’d …)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the USA. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies. Management believes the foreign exchange risk derived from currency conversions and relative exchange rate between Canadian and US dollars is low and therefore does not hedge its foreign exchange risk.

12. SUBSEQUENT EVENT

On August 12, 2010, the Company completed the purchase of a Swedish subsidiary from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX). The Swedish subsidiary holds a 1.0% net smelter return ("NSR") royalty over two advanced copper projects in northern Sweden -- the Viscaria and Adak Projects -- being developed by Avalon Minerals Ltd. (ASX: AVI). A Finnish company, Outokumpu Oyj, is entitled to receive 0.5% NSR royalties from the projects resulting in Eurasian receiving net 0.5% NSR royalties until Outokumpu has received an aggregate of US $12 million in royalty payments. The subsidiary also owns two exploration permits and a comprehensive exploration database. The purchase price was US$150,000 and 160,000 common shares of Eurasian (issued on August 12), which are subject to restrictions on transfer in Canada until December 12, 2010.